EXHIBIT 11 - COMPUTATION OF PER SHARE EARNINGS

Earnings per share has been calculated in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" issued by the Financial Accounting Standards Board. SFAS No. 128 requires presentation of earnings per share on a basic computation and a diluted computation. The basic computation divides net income by only the weighted average number of common shares outstanding for the year and the diluted computation gives effect to the weighted average dilutive common shares that were outstanding during the year.

The following data shows the amounts used in computing earnings per share and the effect on income and the weighted average number of shares in thousands of dilutive potential common stock.


    Years Ended December 31,                       2003     2002     2001
                                                  ------   ------   ------
    Income available to common shareholders:
    Used in basic earnings per share              $4,644   $4,508   $4,358
                                                  ------   ------   ------
    Used in diluted earnings per share            $4,644   $4,508   $4,358
                                                  ------   ------   ------
    Weighted average number of common
      shares used in basic earnings per share * 3,282 3,280 3,254 Effect of dilutive securities:
    Stock options *                                   63       48       58
                                                  ------   ------   ------
    Weighted average number of common
      and dilutive potential common shares
      used in diluted earnings per share *         3,345    3,328    3,312
                                                  ------   ------   ------

* - 2002 and 2001 have been restated for 10 percent stock dividends in May 2001 and February 2003.